FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 14, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2020

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2020

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the First Quarter of Fiscal 2020	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	12

IV	Financial Statements

	(1) Consolidated Financial Statements	13

	(2) Other Information	43

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2020	Three months ended March 31, 2019	Year ended December 31, 2019
Net sales	782,312	864,466	3,593,299
Income before income taxes	34,511	46,113	195,740
Net income attributable to Canon Inc.	21,906	31,308	125,105
Comprehensive income (loss)	(34,045)	25,051	102,662
Canon Inc. shareholders’ equity	2,520,943	2,762,584	2,692,595
Total equity	2,720,938	2,954,067	2,891,918
Total assets	4,677,252	4,896,542	4,768,351
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	20.69	29.00	116.93
Diluted (yen)	20.68	28.99	116.91
Canon Inc. shareholders’ equity to total assets (%)	53.9	56.4	56.5
Cash flow provided by operating activities	63,349	60,869	358,461
Cash flow used in investing activities	(43,606)	(51,632)	(228,568)
Cash flow provided by (used in) financing activities	13,616	(87,000)	(232,590)
Cash and cash equivalents at end of period	439,942	441,096	412,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 354 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of March 31, 2020, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the three months ended March 31, 2020.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2020.

II.	The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Operating Results

Looking at the global economy in the first quarter of 2020, the global economy rapidly declined due to limited economic activity caused by the coronavirus disease (“COVID-19”) global pandemic. The U.S. economy remained on a path of modest growth until February, thanks to the strong employment situation. It rapidly declined, however, from the beginning of March due to a drop in consumption caused by restrictions on people’s movement. The European economy, which showed signs of recovery in manufacturing sectors from the beginning of 2020 also fell significantly due to a rapid slowdown in consumption caused by, among others, the lockdown of major cities from March. The Chinese economy experienced a drop in domestic demand, mainly due to factory shutdowns and travel restrictions from January. Despite a gradual restart of economic activity from March, however, the Chinese economy saw a significant drop in its rate of growth. Even in other emerging markets, economic activity stagnated due to spread of the infection and drops in resource prices. As for Japan, in addition to sluggish consumption from the fourth quarter of last year due to a hike in the consumption tax rate, the impact of exercising self-restraint with regard to going out since March caused the economic slowdown to worsen.

Amid these conditions, in the markets in which Canon operates, demand for both color and monochrome office multifunction devices (MFDs) declined. As for laser printers, demand also declined, particularly for monochrome models. The camera market declined at an accelerated rate, reflecting the market’s ongoing contraction so far and the impact of COVID-19. As for inkjet printers, although the market continued to shrink, demand did increase in some regions due to remote working and learning. For medical equipment, although sales of equipment in the diagnosis of pneumonia and other infections increased, overall sales were impacted not only by the cancelation of academic conferences and trade show in and outside of Japan, but also by suppressed access to medical institutions. While manufacturers also continued to restrain capital investment in the industrial equipment market, demand for network cameras continued to expand.

The average value of the yen in the first quarter was ¥108.96 against the U.S. dollar, a year-on-year appreciation of approximately ¥1, and ¥120.11 against the euro, a year-on-year appreciation of approximately ¥5.

As for the first quarter, although sales of office MFDs were sluggish, the market for the production printing business remained solid. As for laser printers, despite expanding sales of new models, overall unit sales were below those of last year in the same period, due to the impact that COVID-19 had on production. Although top share of the interchangeable-lens digital camera market was maintained, unit sales were below those of last year in the same period, due to market contraction and the impact that COVID-19 had on production. As for inkjet printers, unit sales were above those of last year in the same period thanks to a rise in demand linked to remote working and learning in developed countries and China. As for medical equipment, although efforts were made to expand sales based on a series of new products introduced so far, because of delays in equipment installation at medical institutions that are our customers and also limited sales & marketing activities due to COVID-19, overall sales were below those of last year in the same period. In industrial equipment, lithography equipment sales were below those of last year in the same period, despite solid capital investment for image sensors supporting the development of the IoT (Internet of Things), due to the ongoing phase of capital investment adjustment towards memory devices and small- and medium-size panels. Conversely, sales of network cameras increased as they are deployed in a wider range of applications. Under these conditions, first-quarter net sales decreased by 9.5% year-on-year to ¥782.3 billion. Gross profit as a percentage of net sales rose by 0.6 points to 45.8%. Operating expenses decreased by 6.9% year-on-year to ¥325.8 billion, thanks to improved productivity and the further promotion of selection and focus for expenses as well as effects of foreign currency fluctuation. As a result, operating profit decreased by 18.7% to ¥32.9 billion. Other income (deductions) decreased by ¥4.1 billion, mainly due to valuation losses on securities compared with the previous year, while income before income taxes decreased by 25.2% year-on-year to ¥34.5 billion and net income attributable to Canon Inc. decreased by 30.0% to ¥21.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥20.69 for the quarter, a year-on-year decrease of ¥8.31.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-quarter performance by business unit, in the Office Business Unit, unit sales of office MFDs were below those of last year in the same period due to delays in business negotiations and equipment installations. It also reflected the impact of office closures due to the spread of COVID-19. Conversely, in the production printing market, unit sales grew thanks to the imagePRESS C165, a new model that has been well received by the market for its ability to provide high-speed and high-volume printing in a compact form factor. As for laser printers, unit sales were below those of last year in the same period, despite being led by new products that pursue not only low-energy consumption and compact form factors, but also high productivity. This also reflected a decline in sales of low-speed models in China due to the ongoing economic slowdown as well as the impact that COVID-19 had on production. Sales of consumables also declined, reflecting impact from the global economic slowdown. These factors resulted in total sales for the business unit of ¥397.6 billion, a year-on-year decrease of 9.4%, while income before income taxes increased by 2.4% year-on-year to ¥47.3 billion thanks to cost reduction.

As for the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras were below those of last year in the same period. This reflected contraction of the Japanese market after the consumption tax hike and the impact of COVID-19 on Canon’s supply chain and marketing activities in each country. As for inkjet printers, unit sales in emerging market were below those of last year in the same period due to the impact of economic slowdown. In developed countries and China, however, sales grew due to expanding demand resulting from remote working and learning. As a result, overall unit sales were above those of last year in the same period. Consequently, sales for the business unit decreased by 13.9% year-on-year to ¥151.7 billion, while income before income taxes decreased by 81.6% year-on-year to ¥0.9 billion.

As for the Medical System Business Unit, although sales of Diagnostic X-ray systems and related components grew, there were fewer opportunities to hold business discussion with customers owing to the cancelation of academic conferences and trade shows due to COVID-19. Additionally, sales were hindered as, particularly in Europe and the U.S., entry restrictions were tightened from the beginning of March, delays in equipment installation at medical institutions were caused and sales & marketing activities were limited. Consequently, sales for the business unit decreased by 3.0% year-on-year to ¥106.1 billion, while income before income taxes decreased by 36.8% year-on-year to ¥4.1 billion.

As for the Industry & Others Business Unit, as for semiconductor equipment, although capital investment towards memory devices remained in a phase of adjustment, capital investment towards IoT related image sensors remained solid. As a result, unit sales were above those of last year in the same period. As for FPD (Flat Panel Display) lithography equipment, manufacturers continued to hold back capital investment towards small- and medium-size panels due to sluggish demand for smartphones. At the same time, the installation of some FPD lithography equipment for large-size panels was postponed due to the impact of COVID-19. As a result, unit sales were below those of last year in the same period. On the other hand, as for network cameras, sales of network cameras increased reflecting the growth of Axis and the contribution of relevant software, driven by the market’s continued expansion based on diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by 9.8% year-on-year to ¥147.1 billion, while income before income taxes decreased by 28.4% year-on-year to ¥4.1 billion.

Financial Conditions

Total assets decreased by ¥91.1 billion to ¥4,677.3 billion at March 31, 2020, compared to the end of previous year, mainly due to the decrease of trade receivables, net. Total liabilities increased by ¥79.9 billion to ¥1,956.3 billion at March 31, 2020, compared to the end of previous year, mainly due to the increase of short-term loans and current portion of long-term debt. Total equity decreased by ¥171.0 billion to ¥2,720.9 billion at March 31, 2020, compared to the end of previous year, mainly due to dividends to Canon Inc. shareholders, share repurchases and the increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first quarter of 2020, cash flow from operating activities totaled ¥63.3 billion, an increase of ¥2.5 billion compared with the same period of the previous year, owing to improvements in working capital, despite a decrease in profit. Cash flow used in investing activities decreased by ¥8.0 billion year-on-year to ¥43.6 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow totaled positive ¥19.7 billion, an increase of ¥10.5 billion compared with the corresponding year-ago period.

As for cash flow from financing activities, despite cash outlays for dividend payments and share repurchases, proceeds of ¥13.6 billion was recorded, mainly due to an increase in short-term loans.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥27.1 billion to ¥439.9 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2020
Net cash provided by operating activities	63.3
Net cash used in investing activities	(43.6)

Free cash flow	19.7

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2020

Research and Development Expenses

Canon’s research and development expenses for the three months ended March 31, 2020 totaled ¥67.9 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first three months of 2020.

(2)	Prospect of Capital Investment in the first three months of Fiscal 2020

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2019 and were completed during the three months ended March 31, 2020.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the three months ended March 31, 2020. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2020.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2020

No material contracts were entered into during the three months ended March 31, 2020.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2020
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of March 31, 2020 are below.

The Stock Option Plan Approved on February 13, 2020

1. Grantees of share options

The Company’s one executive officer.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 103.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 10,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment

=	Number of shares acquired before adjustment

×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From March 26, 2020 to March 25, 2050

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥1,704 and ¥852, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(c) Besides the above, other conditions shall be stipulated in an agreement to be executed between the Reorganized Company and the Holder, based on the resolution of the Board of Directors’ meeting of the Reorganized Company.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Reorganized Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Reorganized Company will become a wholly owned subsidiary is approved by the shareholders of the Reorganized Company at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Reorganized Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2020
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2019.

	As of December 31, 2019
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 269,928,900	—
Shares with full voting rights (Others)	1,062,464,000	10,624,640
Fractional unit shares (Note)	1,370,564	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,624,640

Note:

In “Fractional unit shares” under “Number of shares,” 93 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	269,928,900	20.24%

Total	269,928,900	20.24%

(2)	Directors and Executive Officers

There were no changes in members of the board of directors and Audit and Supervisory, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2019 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2019 and the end of this quarter.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	439,942	412,814
Short-term investments (Notes 2 and 17)	1,980	1,767
Trade receivables, net (Note 3)	485,847	559,836
Inventories (Note 4)	600,641	584,756
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	287,976	286,792

Total current assets	1,816,386	1,845,965
Noncurrent receivables (Note 15)	21,212	17,135
Investments (Notes 2 and 17)	42,568	48,361
Property, plant and equipment, net (Note 5)	1,071,110	1,089,671
Operating lease right-of-use assets (Note 14)	112,011	114,418
Intangible assets, net	337,461	347,921
Goodwill	874,541	898,661
Other assets (Note 6)	401,963	406,219

Total assets	4,677,252	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2020	December 31, 2019
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 16)	192,658	42,034
Trade payables (Note 7)	297,774	305,312
Accrued income taxes	15,851	18,801
Accrued expenses (Note 15)	295,294	324,891
Current operating lease liabilities (Note 14)	31,236	31,884
Other current liabilities (Notes 11,13 and 17)	230,903	237,576

Total current liabilities	1,063,716	960,498
Long-term debt, excluding current instalments (Notes 8 and 16)	357,010	357,340
Accrued pension and severance cost	356,119	368,507
Noncurrent operating lease liabilities (Note 14)	81,864	83,688
Other noncurrent liabilities	97,605	106,400

Total liabilities	1,956,314	1,876,433
Commitments and contingent liabilities (Note 15)
Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	405,024	405,017
Legal reserve	69,334	67,572
Retained earnings	3,396,998	3,462,182
Accumulated other comprehensive income (loss) (Note 10)	(366,693)	(308,442)
Treasury stock, at cost	(1,158,482)	(1,108,496)
(Number of shares)	(288,019,253)	(269,928,993)

Total Canon Inc. shareholders’ equity	2,520,943	2,692,595
Noncontrolling interests (Note 9)	199,995	199,323

Total equity (Note 9)	2,720,938	2,891,918

Total liabilities and equity	4,677,252	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Net sales (Notes 6 and 13):
Products and Equipment	599,952	673,062
Services	182,360	191,404

	782,312	864,466
Cost of sales (Notes 14 and 18):
Products and Equipment	339,440	380,951
Services	84,209	93,160

	423,649	474,111

Gross profit	358,663	390,355
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	257,843	275,994
Research and development expenses	67,943	73,935

	325,786	349,929

Operating profit	32,877	40,426
Other income (deductions):
Interest and dividend income	1,138	1,560
Interest expense	(186)	(284)
Other, net (Notes 2,10,13 and 18)	682	4,411

	1,634	5,687

Income before income taxes	34,511	46,113
Income taxes	10,425	11,222

Consolidated net income	24,086	34,891
Less: Net income attributable to noncontrolling interests	2,180	3,583

Net income attributable to Canon Inc.	21,906	31,308

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	20.69	29.00
Diluted	20.68	28.99

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Consolidated net income	24,086	34,891
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(61,032)	(11,430)
Net gains and losses on derivative instruments	549	(233)
Pension liability adjustments	2,352	1,823

	(58,131)	(9,840)

Comprehensive income (loss) (Note 9)	(34,045)	25,051
Less: Comprehensive income attributable to noncontrolling interests	2,309	3,687

Comprehensive income (loss) attributable to Canon Inc.	(36,354)	21,364

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash flows from operating activities:
Consolidated net income	24,086	34,891
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	53,790	58,832
Loss on disposal of fixed assets	533	605
Deferred income taxes	(6,418)	(4,951)
Decrease in trade receivables	58,129	57,785
Increase in inventories	(28,255)	(40,246)
(Decrease) increase in trade payables	(7,544)	552
Decrease in accrued income taxes	(2,527)	(16,085)
Decrease in accrued expenses	(22,871)	(9,070)
Decrease in accrued (prepaid) pension and severance cost	(3,625)	(3,489)
Other, net (Note 14)	(1,949)	(17,955)

Net cash provided by operating activities	63,349	60,869

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(44,275)	(49,168)
Proceeds from sale of fixed assets (Note 5)	1,083	38
Purchases of securities	(130)	(256)
Proceeds from sale and maturity of securities	86	666
Increase in time deposits, net	(236)	(1,293)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	(7)	97

Net cash used in investing activities	(43,606)	(51,632)

Cash flows from financing activities:
Repayments of long-term debt	(259)	(348)
Increase in short-term loans, net	150,638	2,245
Transactions with noncontrolling interests	1,376	362
Dividends paid	(85,107)	(86,380)
Repurchases and reissuance of treasury stock, net	(50,005)	(2)
Other, net	(3,027)	(2,877)

Net cash provided by (used in) financing activities	13,616	(87,000)

Effect of exchange rate changes on cash and cash equivalents	(6,231)	(1,786)

Net change in cash and cash equivalents	27,128	(79,549)
Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	439,942	441,096

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	174	260
Income taxes	19,002	34,563

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2020 and December 31, 2019 are summarized as follows:

	March 31, 2020	December 31, 2019
Consolidated subsidiaries	354	361
Affiliated companies	8	8

Total	362	369

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2020 and 2019 are as follows:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Net gains and (losses) recognized during the period on equity securities	(4,600)	1,221
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	182	(51)

Unrealized gains and (losses) recognized during the period on equity securities still held at March 31.	(4,782)	1,272

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥8,558 million and ¥8,448 million at March 31, 2020 and December 31, 2019, respectively. The impairment or other adjustments resulting from observable price changes recorded during the three months ended March 31, 2020 and 2019 were not significant.

There were no available-for-sale debt securities at March 31, 2020 and December 31, 2019.

Time deposits with original maturities of more than three months are ¥1,980 million and ¥1,767 million at March 31, 2020 and December 31, 2019, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2020	December 31, 2019
Notes	25,921	32,952
Accounts	470,331	537,243
Less: Allowance for doubtful receivables	(10,405)	(10,359)

	485,847	559,836

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2020	December 31, 2019
Finished goods	360,282	367,332
Work in process	187,250	165,399
Raw materials	53,109	52,025

	600,641	584,756

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2020	December 31, 2019
Land	272,701	273,014
Buildings	1,651,364	1,658,270
Machinery and equipment	1,797,115	1,802,624
Construction in progress	74,638	77,953
Finance lease right-of-use assets	5,045	4,999

	3,800,863	3,816,860
Less: Accumulated depreciation	(2,729,753)	(2,727,189)

	1,071,110	1,089,671

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Lease income - sales-type and direct financing leases
Revenue at lease commencement	22,832	25,388
Interest income on lease receivables	5,022	4,921

Sales-type and direct financing leases income total	27,854	30,309

Lease income – operating leases	6,008	6,441

Variable lease income	1,258	1,686

Total lease income	35,120	38,436

Allowance for credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. Finance receivables are ¥333,566 million and ¥340,533 million at March 31, 2020 and December 31, 2019, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	March 31, 2020	March 31, 2019
Balance at beginning of year	2,627	2,675
Charge-offs	(453)	(348)
Provision	473	246
Translation adjustments and other*	129	(7)

Balance at end of year	2,776	2,566

*

Includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments. Please refer to Note 1(c) for more detailed information.

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at March 31, 2020 and December 31, 2019 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the three months ended March 31, 2020 and 2019. The amount remained uncollected were ¥25,930 million and ¥28,616 million at March 31, 2020 and December 31, 2019, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at March 31, 2020 and December 31, 2019, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at March 31, 2020 and December 31, 2019, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2020	December 31, 2019
Notes	53,596	56,865
Accounts	244,178	248,447

	297,774	305,312

(8)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at March 31, 2020 and December 31, 2019 were ¥191,371 million and ¥40,800 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥354,000 million at a floating interest of 0.09% and Canon has no unused credit facilities as of March 31, 2020.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2020 and 2019 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918
Cumulative effects of accounting standard update — adoption of ASU No.2016-13				(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		18		(57)	9		(30)	1,390	1,360
Dividends to Canon Inc. shareholders				(85,107)			(85,107)		(85,107)
Dividends to noncontrolling interests								(3,027)	(3,027)
Transfer to legal reserve			1,762	(1,762)			—		—
Comprehensive income:
Net income				21,906			21,906	2,180	24,086
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(61,033)		(61,033)	1	(61,032)
Net gains and losses on derivative instruments					555		555	(6)	549
Pension liability adjustments					2,218		2,218	134	2,352

Total comprehensive income (loss)							(36,354)	2,309	(34,045)

Repurchases and reissuance of treasury stock		(11)		(5)		(49,986)	(50,002)		(50,002)

Balance at March 31, 2020	174,762	405,024	69,334	3,396,998	(366,693)	(1,158,482)	2,520,943	199,995	2,720,938

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913
Cumulative effects of accounting standard update — adoption of ASU No.2017-12				122	(122)		—	—	—
Equity transactions with noncontrolling interests and other							—	362	362
Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)
Dividends to noncontrolling interests								(2,877)	(2,877)
Transfer to legal reserve			198	(198)			—		—
Comprehensive income:
Net income				31,308			31,308	3,583	34,891
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(11,423)		(11,423)	(7)	(11,430)
Net gains and losses on derivative instruments					(235)		(235)	2	(233)
Pension liability adjustments					1,714		1,714	109	1,823

Total comprehensive income (loss)							21,364	3,687	25,051

Repurchases and reissuance of treasury stock				0		(2)	(2)		(2)

Balance at March 31, 2019	174,762	404,389	67,314	3,453,760	(279,137)	(1,058,504)	2,762,584	191,483	2,954,067

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2020 and 2019 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Other comprehensive income (loss) before reclassifications	(61,024)	(307)	1,105	(60,226)
Amounts reclassified from accumulated other comprehensive income (loss)	—	862	1,113	1,975

Net change during the period	(61,024)	555	2,218	(58,251)

Balance at March 31, 2020	(157,306)	(332)	(209,055)	(366,693)

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	308	(205,564)	(269,071)
Cumulative effects of accounting standard update — adoption of ASU No. 2017-12*	—	(122)	—	(122)
Other comprehensive income (loss) before reclassifications	(11,423)	(291)	(262)	(11,976)
Amounts reclassified from accumulated other comprehensive income (loss)	—	56	1,976	2,032

Net change during the period	(11,423)	(235)	1,714	(9,944)

Balance at March 31, 2019	(75,238)	(49)	(203,850)	(279,137)

*	Represents the impact of adopting the new accounting standard related to financial instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2020 and 2019 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*1
	Three months ended March 31, 2020	Three months ended March 31, 2019	Affected line items in consolidated statements of income
Foreign currency translation adjustments	—	—	Other, net
	—	—	Income taxes

	—	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	—	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,203	39	Net sales
	(325)	16	Income taxes

	878	55	Consolidated net income
	(16)	1	Net income attributable to noncontrolling interests

	862	56	Net income attributable to Canon Inc.

Pension liability adjustments	1,536	2,869	Other, net
	(414)	(796)	Income taxes

	1,122	2,073	Consolidated net income
	(9)	(97)	Net income attributable to noncontrolling interests

	1,113	1,976	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,975	2,032

*1 Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon includes contract assets primarily for unbilled receivables mainly arising from services contracts for office products in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at March 31, 2020 and December 31, 2019 were ¥52,232 million and ¥43,783 million respectively.

Canon typically bills to the customer when performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2020 and December 31, 2019 were ¥123,926 million and ¥113,030 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2020, which had been included in the deferred revenue balance at December 31, 2019, was ¥36,727 million.

Remaining performance obligations for products and equipment at March 31, 2020 primarily arise from the sales of certain industrial equipment, amounting to ¥214,655 million, 72% of which is expected to be recognized as revenue within one year and remaining 28% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the revenue is recognized as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 11% of total service revenue and the average remaining period for these fixed contracts as of March 31, 2020 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2020 and 2019 are as follows:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Net income attributable to Canon Inc.	21,906	31,308
Diluted net income attributable to Canon Inc.	21,906	31,308

	Number of shares
	Three months ended March 31, 2020	Three months ended March 31, 2019
Average common shares outstanding	1,058,901,559	1,079,749,523
Effect of dilutive securities:
Stock options	189,165	73,977

Diluted common shares outstanding	1,059,090,724	1,079,823,500

	Yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Net income attributable to Canon Inc. shareholders per share:
Basic	20.69	29.00
Diluted	20.68	28.99

During the three months ended March 31, 2020 and 2019, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2020 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2020 and December 31, 2019 are set forth below:

	Millions of yen
	March 31, 2020	December 31, 2019
To sell foreign currencies	181,611	180,242
To buy foreign currencies	33,319	32,618

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2020 and December 31, 2019.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	371	34
Liabilities:
Foreign exchange contracts	Other current liabilities	652	828

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	686	317
Liabilities:
Foreign exchange contracts	Other current liabilities	1,044	1,745

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2020 and 2019.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(382)	Net sales	(1,203)

	Millions of yen
Three months ended March 31, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(355)	Net sales	(39)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	2,455

	Millions of yen
Three months ended March 31, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,986

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Operating lease cost	11,513	11,085
Short-term lease cost	2,391	3,070
Other lease cost	31	142

Total lease cost	13,935	14,297

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	10,363	11,151

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	10,874	8,326

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at March 31, 2020.

Millions of yen
Within one year	33,328
Two years	26,416
Three years	18,184
Four years	13,515
Five years	9,831
Thereafter	18,442
Total future minimum lease payments	119,716
Less: Imputed Interest	(6,616)

Total (Net Investment in the lease)	113,100

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2020, commitments outstanding for the purchase of property, plant and equipment approximated ¥30,872 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥123,366 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,490 million and ¥11,778 million at March 31, 2020 and December 31, 2019, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,580 million at March 31, 2020. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2020 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the three months ended March 31, 2020 and 2019 are summarized as follows:

Three months ended March 31, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	5,095
Utilization	(5,996)
Other	(1,737)

Balance at March 31, 2020	13,208

Three months ended March 31, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	7,011
Utilization	(7,343)
Other	(804)

Balance at March 31, 2019	16,182

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2020 and December 31, 2019 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note13, respectively.

	Millions of yen
	March 31, 2020		December 31, 2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(354,388)	(354,388)	(354,444)	(354,444)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2020 and December 31, 2019, one customer accounted for approximately 10% of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2020 and December 31, 2019.

	March 31, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	447	246	—	693
Equity securities	12,048	—	—	12,048
Prepaid expenses and other current assets:
Derivatives	—	1,057	—	1,057

Total assets	12,495	1,803	—	14,298

Liabilities:
Other current liabilities:
Derivatives	—	1,696	—	1,696

Total liabilities	—	1,696	—	1,696

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	506	—	506
Investments:
Fund trusts and others	489	241	—	730
Equity securities	16,740	—	—	16,740
Prepaid expenses and other current assets:
Derivatives	—	351	—	351

Total assets	17,229	1,098	—	18,327

Liabilities:
Other current liabilities:
Derivatives	—	2,573	—	2,573

Total liabilities	—	2,573	—	2,573

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2020 and 2019, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currencies Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥185 million and a net loss of ¥699 million for the three months ended March 31, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥7,246 million and ¥9,690 million for the three months ended March 31, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥11,672 million and ¥12,560 million for the three months ended March 31, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended March 31, 2020 and 2019 consisted of the following components:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Service cost	9,301	9,590
Interest cost	2,879	3,114
Expected return on plan assets	(7,847)	(7,323)
Amortization of prior service credit	(2,190)	(2,992)
Amortization of actuarial loss	3,726	4,369
(Gain)loss on curtailments and settlements	—	(859)

	5,869	5,899

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥500 million and ¥506 million at March 31, 2020 and December 31, 2019, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three months ended March 31, 2019 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners /

Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the three months ended March 31, 2020 and 2019 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	396,882	151,487	106,055	128,489	(601)	782,312
Intersegment	737	241	39	18,642	(19,659)	—

Total	397,619	151,728	106,094	147,131	(20,260)	782,312
Operating cost and expenses	351,692	150,811	102,105	143,369	1,458	749,435

Operating profit	45,927	917	3,989	3,762	(21,718)	32,877
Other income (deductions)	1,362	5	133	325	(191)	1,634

Income before income taxes	47,289	922	4,122	4,087	(21,909)	34,511

2019:
Net sales:
External customers	438,245	176,026	109,340	140,606	249	864,466
Intersegment	753	290	80	22,473	(23,596)	—

Total	438,998	176,316	109,420	163,079	(23,347)	864,466
Operating cost and expenses	394,356	171,579	102,718	157,303	(1,916)	824,040

Operating profit	44,642	4,737	6,702	5,776	(21,431)	40,426
Other income (deductions)	1,557	279	(185)	(66)	4,102	5,687

Income before income taxes	46,199	5,016	6,517	5,710	(17,329)	46,113

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

Corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued) (continued)

Information about product sales to external customers by business unit for the three months ended March 31, 2020 and 2019 is as follows:

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Office
Monochrome copiers	57,850	64,426
Color copiers	85,626	93,430
Printers	140,602	161,090
Others	112,804	119,299

Total	396,882	438,245
Imaging System
Cameras	71,279	97,701
Inkjet printers	68,172	65,248
Others	12,036	13,077

Total	151,487	176,026
Medical System
Diagnostic equipment	106,055	109,340

Industry and Others
Lithography equipment	20,949	38,995
Others	107,540	101,611

Total	128,489	140,606

Corporate	(601)	249

Consolidated	782,312	864,466

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued) (continued)

Information by major geographic area for the three months ended March 31, 2020 and 2019 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2020:
Net sales:	214,678	215,435	197,803	154,396	782,312

2019:
Net sales:	219,294	238,366	214,883	191,923	864,466

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

None.